Mail Stop 4561

May 9, 2007

Michael J. Rapisand
Corporate Secretary and Chief Financial Officer
Xplore Technologies Corp.
14000 Summit Drive, Suite 900
Austin, Texas 78728

> **Re: Xplore Technologies Corp.**
> **Amendment No. 6 to Form S-4**
> **Filed on May 8, 2007**
> **File No. 333-138675**

Dear Mr. Rapisand:

       We have reviewed your amendment to Form S-4 and have the following accounting comments. Please note that any additional legal comments will be issued in a separate letter.

Changes in and Disagreements with Accountants in Accounting and Financial Disclosure under Canadian GAAP, page 76

1.   We note your response to comment 1 in the Staff's letter dated May 3, 2007 where you indicate that you had not yet received a copy of the Exhibit 16 letter from your former auditors. We further note, however, that the Company subsequently provided a copy of the Exhibit 16 letter via fax. Please note that this letter must be filed as an Exhibit prior to the registration statement being declared effective.

Interim Financial Statements

Consolidated Statement of Loss, page F-3

2.   Please explain why you included the beneficial conversion feature and fair value of warrants in "amortization of deferred financing costs" in the interim financial statements and in "interest expense" in the audited financial statements or revise your financial statements to consistently reflect these amounts as interest expense.

Annual Financial Statements

Report of Independent Registered Auditors, page F-13

3. We note your response to comment 3 in the Staff's letter dated May 3, 2007 and the changes to the dates of the auditors' opinion. However, pursuant to AU 420.16, "a change from an accounting principle that is not generally accepted to one that is generally accepted, including correction of a mistake in the application of a principle, is a correction of an error. Although this type of change in accounting principle should be accounted for as the correction of an error, the change requires recognition in the auditor's report through the addition of an explanatory paragraph." As previously requested, your independent auditors should revise their report to include an explanatory paragraph with regards to the correction of an error. We also refer you to AU 508.16 and AU 561.06.

Note 9 – Debentures, page F-27

4. We note your response to our prior comment 2 to the Staff's letter dated May 3, 2007. We further note the calculations that were provided separately to the Staff on May 4, 2007 were not included in your response filed via EDGAR on May 8, 2007. Please ensure that this information is filed via EDGAR prior to this registration statement being declared effective. Also, revise your calculations, as necessary, as indicted in the following comment.

5. With regards to the revised disclosures in your Amended Form S-4 with regards to the restatement issue, the Staff has the following additional comments:
    • Your disclosures on pages 68 and F-8 indicate "[t]here was no non-cash interest for the three months ended December 31, 2006 and 2005. Your calculations of the revised BCF for the December 2004 debenture indicates that $395,299 of interest expense was recorded during the three months ended December 31, 3005. Furthermore, as indicated on page F-28 the discount related to the December 31, 2004 debentures (resulting from the value of the warrants and the BCF) was amortized as additional non-cash interest expense during the term of the debentures. Your disclosures on page F-28 indicate that in September 2005, the maturity date was extended from October 31, 2005 to April 30, 2007. What impact did this revision have on your amortization of the discount? Please explain and revise your disclosures and financial statements as necessary.
    • Revise your restatement footnote disclosures to include the effect of the correction on each financial statement line item pursuant to paragraph 26(a) of SFAS 154. In this regard, consider including a reconciliation on a line-by-line basis for each period affected that includes (a) amount previously reported; (b)

the amount of adjustment resulting from the correction of the error; (c) the amount as restated.

6. Revise your disclosures on page F-27 to clearly indicate that the $424 of remaining unamortized deferred financing costs was recorded as a loss on extinguishment of debt on May 30, 2006 as a result of the recapitalization transaction. Your reference to the "nine months ended December 31, 2006" is confusing as this disclosure is in the audited annual financial statement footnotes. It is not clear why you are referring to the interim period as opposed to the actual date the extinguishment of debt was recorded.

You may contact the undersigned at 202-551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief

cc: Via facsimile: (212) 895- 2900
        Jonathan J. Russo, Esq.
        Thelen Reid Millstein Felder & Steiner LLP